UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
MANCAN Wine, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Ohio
>
> *Date of organization*
> November 7, 2014

Physical address of issuer
1455 W. 29th St.

Website of issuer
www.grahamandfisk.com

Current number of employees
4

Filer EDGAR CIK

0001638829

Filer EDGAR CCC
wk@kqdj6

Filer EDGAR Password
#rwmpotgngm7

Filer EDGAR PMAC
t#kqhna4

Submission Contact Person Information

   Name
   Hamilton Biggar

   Phone Number
   (216) 337-0579

   Email Address
   fisk@grahamandfisk.com

   Notification Email Address
   fisk@grahamandfisk.com

Signatories

   Name
   Hamilton Biggar

   Signature

   Title
   President

   Email
   fisk@grahamandfisk.com

   Date
   March 1, 2023